UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                                Synplicity, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87160Y108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                J. Carlo Cannell
                              Cannell Capital, LLC
                      P.O. Box 3459, 240 E. Deloney Avenue
                                Jackson, WY  83001
                                  (307) 733-2284
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Potential persons who are to respond to the collection of
         information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No.      87160Y108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                      J. Carlo Cannell
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions):  WC/OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization:  USA
--------------------------------------------------------------------------------

    Number of                      7. Sole Voting Power:              1,700,967*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:         1,700,967*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:     1,700,967*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11):     6.4%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Synplicity, Inc. (the "Company") as filed with the Securities and Exchange Commission on November 9, 2007, there were 26,644,177 shares of common stock (the "Shares"), of the Company issued and outstanding as of October 30, 2007. As of February 28, 2008 (the "Reporting Date"), Anegada Master Fund Limited ("Anegada") and Tonga Partners, L.P. ("Tonga," and collectively with Anegada, the "Funds") held in the aggregate 1,700,967 Shares. Cannell Capital LLC acts as the investment adviser to Anegada, and is the general partner of and investment adviser to Tonga. Mr.
J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell may be deemed to beneficially own 1,700,967 Shares, or approximately 6.4% of the Shares deemed issued and outstanding as of the Reporting Date.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock (the "Shares"), of Synplicity, Inc. (the "Company"), a California corporation. The address of the principal executive offices of the Company is 600 West California Avenue, Sunnyvale, California 94086.


Item 2.   Identity and Background.
          -----------------------

          The person filing this report is J. Carlo Cannell, whose business address is Cannell Capital, LLC, P.O. Box 3459, 240 E. Deloney Avenue, Jackson, WY 83001. Mr. Cannell is the sole managing member of Cannell Capital, LLC (the "Adviser"). The Adviser acts as the investment adviser to Anegada Master Fund Limited, a Cayman Islands limited company ("Anegada"), and is the general partner of and investment adviser to Tonga Partners, L.P., a Delaware limited partnership ("Tonga" and, collectively with Anegada, the "Funds"). Mr. Cannell is the sole managing member of the Adviser.

          Mr. Cannell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cannell is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All of the funds used in making the  purchase of Shares  described  in
Item 5 of this Schedule 13D came from the working capital of the Funds. The Funds have invested an aggregate amount of approximately $10,751,144 in the Shares.


Item 4.   Purpose of Transaction.
          ----------------------

          Mr. Cannell, on behalf of the Funds, identified the Company as an entity satisfying each Fund's investment criteria. The Funds acquired and continue to hold the Shares as a long-term investment.

          Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

          By letter dated February 28, 2008, Mr. Cannell requested that the Company hire an investment banker to solicit a sale of the Company, to produce the highest economic benefit to shareholders of the Company.

          In addition to the actions set forth above, Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

          Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based on information set forth in the Company's Form 10-Q for the quarter ending December 31, 2007 as filed with the Securities and Exchange Commission on November 9, 2007, there were 26,644,177 Shares issued and outstanding as of October 30, 2007. As of February 28, 2008 (the "Reporting Date"), the Funds owned 1,700,967 Shares. The Adviser acts as the investment adviser to Anegada, and is the general partner of and investment adviser to Tristan and Tonga. Mr. J. Carlo Cannell is the sole managing member of the Adviser.

          (a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 1,700,967 Shares, or approximately 6.4% of the Shares deemed issued and outstanding as of the Reporting Date.

          (b) Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds.

          (c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).


                                   (Purchases)

     Date                Security              Quantity               Price
     ----                --------              --------               -----
   11/01/07               Shares                    383               $6.05
   11/02/07               Shares                    956               $6.12
   12/07/07               Shares                118,500               $5.50
   11/01/07               Shares                  2,517               $6.05
   11/02/07               Shares                  6,287               $6.12
   12/07/07               Shares                201,327               $5.50
   02/21/08               Shares                 16,200               $4.35
   02/22/08               Shares                 15,800               $4.33


                                     (Sales)

     Date                Security              Quantity               Price
     ----                --------              --------               -----
   11/30/07               Shares                 11,833               $5.67
   12/03/07               Shares                200,300               $5.67
   12/04/07               Shares                    200               $5.70
   12/07/07               Shares                319,827               $5.50



          (d) Not applicable.



          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          None.


Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          Letter to Alisa Yaffa, Chairman of the Board of Synplicity, Inc. dated February 28, 2008.




                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 28, 2008


                                         /s/ J. Carlo Cannell
                                         ---------------------------------------
                                         J. Carlo Cannell in his capacity as the
                                         Managing  Member  of  Cannell   Capital
                                         LLC,  investment  adviser  to   Anegada
                                         Master Fund  Limited,  and the  general
                                         partner of, and  investment adviser to,
                                         Tonga Partners, L.P.


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                               CANNELL CAPITAL LLC
                              240 E. Deloney Avenue
                                  P.O. Box 3459
                                Jackson, WY 83001
                                  -------------
                      Tel (307) 733-2284   Fax (443) 606-0067
                               info@cannellcap.com


                                                               February 28, 2008

Ms. Alisa Yaffa
Chairwoman of the Board
Synplicity, Inc.
600 West California Avenue
Sunnyvale, CA 66214

RE:   Ring the register

Dear Ms. Yaffa,

I am sorry that you were not able to join me, the CEO and CFO of Synplicity, Inc. ("SYNP") on February 19th 2008 at 600 West California Avenue. I applaud the high gross profit that the Company has been able to maintain. It is a testament to the tremendous value of the intellectual property which you and SYNP have helped create and maintain on behalf of the shareholders.

I lament the large difference between what "the market" accords SYNP and what I believe it would fetch in an orderly auction.(1)

As illustrated below, SYNP is "cheap" on both an absolute and relative basis.

Table One: Current Valuation Disparity. Sell or be acquired.

                                     Enterprise          LTM               LTM
          Registrant        Price         Value         GPM%          EV/Sales
          ----------------------------------------------------------------------
          MENT              $9.78        $1,023          83%               1.2
          CDNS              11.11         2,704           86               1.7
          LAVA              10.55           436           71               2.1
          SNPS              24.33         2,635           79               2.1
          ANST              24.94           551           96               5.6

          SYNP               5.04            91           90               1.3


Accordingly, Cannell Capital LLC manages funds which own 1,700,967 shares of SYNP, is amending its reporting requirements with the SEC to reflect a more active stance with respect to its investment. Stated simply, we believe it is time for you and the board to "ring the register" and sell. Hire a banker and please start the process.

Sincerely,


/s/ J. Carlo Cannell
------------------------
J. Carlo Cannell
Managing Member



(1) In the short run, the market is a voting machine, but in the long run it is a weighing machine." Benjamin Graham.